UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Initial Filing)*

OMNITURE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68212S109

(CUSIP Number)

Peter F. Kerman

Glenn G. Nash

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California  94025

(650) 328-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68212S109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adobe Systems Incorporated (I.R.S. Identification No. 77-0019522)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,000,000

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 80,000,000

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the shares of common stock (the “Shares”), par value $0.0001 per share, of Omniture, Inc. (the “Company”).  The Company’s principal executive offices are located at 550 East Timpanogos Circle, Orem, Utah 84097.

Item 2.	Identity and Background

This Statement is being filed on behalf of Adobe Systems Incorporated, a Delaware corporation (“Adobe”).  The principal executive offices of Adobe are located at 345 Park Avenue, San Jose, CA 95110.  Adobe offers a line of creative, business and mobile software and services used by creative professionals, knowledge workers, consumers, original equipment manufacturer partners, developers and enterprises for creating, managing, delivering and engaging with compelling content and experiences across multiple operating systems, devices and media.  The name, citizenship, principal occupation or employment and address of each executive officer and director of Adobe is set forth in Schedule I, which is incorporated herein by reference.

During the last five years, neither Adobe nor, to the best knowledge of Adobe, any executive officer, director or controlling person of Adobe named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and to the best knowledge of Adobe, none of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Adobe’s acquisition of Omniture pursuant to the Offer and the Merger (each, as defined in Item 4) was valued at approximately $1.8 billion on a fully-diluted equity-value basis.  Adobe is obtaining funding for the acquisition from a combination of cash on its balance sheet and funds available under Adobe’s existing senior unsecured revolving credit facility pursuant to a credit agreement with Bank of America, N.A.

Item 4.	Purpose of Transaction

On September 15, 2009, Adobe, Snowbird Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Adobe (the “Purchaser”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”).  In accordance with the Merger Agreement, on September 24, 2009, the Purchaser commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $21.50 per share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Adobe and the Purchaser with the Securities and Exchange Commission (the “SEC”) on September 24, 2009 (as amended, the “Schedule TO”), and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(1)(B) of the Schedule TO.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer – 6. Price Range of the Shares; Dividends on the Shares,” “The Offer – 7. Effect of the Offer on the Market for the Shares; The NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” “The Offer – 11.  Background of the Offer; Past Contacts; Negotiations and Transactions,” “The Offer – 12.  Purpose of the Offer; Plans for Omniture; Other Matters,” and “The Offer – 13.  The Merger Agreement; Other Agreements” is incorporated herein by reference.

The Offer expired at 12:00 midnight, New York City, New York time, on Thursday, October 22, 2009.  Based upon information provided by Computershare Trust Company, N.A., the depositary for the Offer, 68,125,532

Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 86.68% of the Shares. The depositary also informed Adobe that, as of the expiration of the Offer, it had received commitments to tender approximately 3,031,464 additional Shares under the guaranteed delivery procedures of the Offer. On October 23, 2009, the Purchaser accepted for payment all validly tendered and not withdrawn Shares and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law. In order to complete the Merger (as defined below) as a “short form” merger under Delaware law, on October 23, 2009, the Purchaser exercised its “top-up” option pursuant to the Merger Agreement, which permitted the Purchaser to purchase additional shares of Omniture common stock directly from Omniture for $21.50 per share, the same dollar amount per share paid in the Offer.

Following the Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares, on October 23, 2009, pursuant to the terms of the Merger Agreement and the issuance of the Shares to the Purchaser pursuant to the exercise of the Purchaser’s “top-up” option, the Purchaser merged with and into the Company (the “Merger”) in accordance with the provisions of Delaware law that authorize the completion of the Merger without a vote or meeting of the stockholders of the Company.  The Company was the surviving corporation in the Merger, and, as a result of the Merger, has become a wholly owned subsidiary of Adobe.  As a result of the Merger, the registration of the Shares under the Securities Exchange Act of 1934, as amended, was terminated and, on October 26, 2009, the Shares ceased to be traded on The NASDAQ Global Select Market.  In the Merger, each Share was cancelled and converted (other than Shares held by Adobe, the Purchaser, the Company or any of their respective subsidiaries and Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) into the right to receive $21.50 per Share, net to the holder in cash, without interest but subject to any applicable tax withholding.  The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement itself, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

In connection with the Merger, the directors of the Company resigned, and the directors of the Purchaser immediately prior to the effective time of the Merger became the directors of the Company and the officers of the Company immediately prior to the effective time of the Merger remained the officers of the Company. It is anticipated that the Company will soon appoint new officers to replace the current officers of the Company.

Other than as described in this Statement, Adobe currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the purchase of the Shares pursuant to the Offer, immediately following the acceptance of the Shares on October 23, 2009, the Purchaser beneficially owned 68,125,532 Shares, representing approximately 86.68% of the Shares.  In order to complete the Merger as a “short form” merger under Delaware law, on October 23, 2009, Purchaser exercised its “top-up” option pursuant to the Merger Agreement to purchase Shares of the Company’s common stock, and accordingly, the Company issued 46,435,793 Shares at a price per share of $21.50, which resulted in an aggregate purchase price for such Shares of $998,369,549.50 (the “Purchase Price”). The Purchaser paid the Purchase Price for such Shares by delivery of a promissory note to the Company.

Following the Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares, on October 23, 2009 pursuant to the terms of the Merger Agreement and the issuance of the Shares to the Purchaser pursuant to the exercise of the Purchaser’s “top-up” option, the Purchaser merged with and into the Company and each share of common stock, par value $0.0001 per share, of the Purchaser that was issued and outstanding immediately prior to the Merger was converted into one share of common stock, par value $0.0001 per share, of the Company, as the surviving corporation.  As a result of the Merger, Adobe beneficially owns 80,000,000 shares of Company common stock, representing 100.00% of the issued and outstanding shares.

Adobe has the power to vote or direct the voting, and to dispose or direct the disposition of all of the Shares beneficially owned.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) To the knowledge of Adobe, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither Adobe nor, to the best knowledge of Adobe, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.

Item 7.	Material to be Filed as Exhibits

a.       Agreement and Plan of Merger, dated as of September 15, 2009, by and among Adobe, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Adobe with the Securities and Exchange Commission (“SEC”) on September 15, 2009).

b.      Offer to Purchase, dated as of September 24, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Adobe and the Purchaser with the SEC on September 24, 2009, as amended).

c.       Letter of Transmittal, dated as of September 24, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Adobe and the Purchaser with the SEC on September 24, 2009, as amended).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 27, 2009	Adobe Systems Incorporated

/s/ Stuart Fagin
Stuart Fagin
Associate General Counsel & Assistant Secretary

Schedule I

The names of the directors and executive officers of Adobe and their present principal occupations or employment and material employment history for the past five years are set forth below.  Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years.  With the exception of Rober K. Burgess, who is a Canadian citizen, all directors and executive officers listed below are citizens of the United States.  The business address of each of the directors and executive officers of Adobe is c/o Adobe Systems Incorporated, 345 Park Avenue, MS A17-400, San Jose, CA 95110-2704.

Name	Position

Shantanu Narayen	President and Chief Executive Officer; Director

Edward W. Barnholt	Director

Robert K. Burgess	Director

Michael R. Cannon	Director

James E. Daley	Director

Charles M. Geschke	Director

Carol Mills	Director

Daniel Rosensweig	Director

Robert Sedgewick	Director

John E. Warnock	Director

Karen O. Cottle	Senior Vice President, General Counsel and Corporate Secretary

Mark Garrett	Executive Vice President; Chief Financial Officer

Joshua G. James	Senior Vice President and General Manager, Omniture Business Unit

Johnny Loiacono	Senior Vice President, Creative Solutions Business Unit

Kevin Lynch	Senior Vice President, Chief Technology Officer

Richard T. Rowley	Vice President, Principal Accounting Officer

Rob Tarkoff	Senior Vice President, Business Productivity Solutions

Matthew Thompson	Senior Vice President, Worldwide Field Operations

Shantanu Narayen.  Mr. Narayen currently serves as Adobe’s President and Chief Executive Officer. He joined Adobe in January 1998 as Vice President and General Manager of Adobe’s engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products, and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer, and effective December 2007, he was appointed our Chief Executive Officer and joined Adobe’s Board of Directors. Mr. Narayen serves on the Board of Directors of Dell, Inc. Mr. Narayen holds a B.S. in Electronics Engineering from Osmania University in India, a M.S. in Computer Science from Bowling Green State University and an M.B.A. from the Haas School of Business.

Edward W. Barnholt.  Mr. Barnholt served as President and Chief Executive Officer of Agilent Technologies, Inc., a measurement company, from March 1999 to March 2005 and as its Chairman of the Board from November 2002 until his retirement in March 2005. From 1990 to 1999, Mr. Barnholt served in several executive positions at Hewlett-Packard Company, including serving as Executive Vice President and General Manager of its Measurements Organization. Mr. Barnholt currently serves on the Board of Directors of eBay Inc. and as Chairman of the Board of KLA-Tencor Corporation. Mr. Barnholt holds a B.S. and a M.S. in Electrical Engineering from Stanford University.

Robert K. Burgess.  Mr. Burgess served as Chief Executive Officer of Macromedia, Inc., a provider of Internet and multimedia software, from November 1996 to January 2005. He also served on the Board of Directors of Macromedia from November 1996 until December 2005, as Chairman of the Board of Macromedia from July 1998 until December 2005 and as Executive Chairman of Macromedia from January 2005 until December 2005, when Macromedia was acquired by Adobe. Prior to joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics and computing company, and from 1991 to 1995 served as Chief Executive Officer and a member of the Board of Directors of Alias Research, Inc., a publicly-held 3D software company, prior to its acquisition by Silicon Graphics. Mr. Burgess holds a B.Com. from McMaster University.

Michael R. Cannon.  Mr. Cannon currently serves as a consultant to Dell Inc., a computer systems manufacturer and services provider. Mr. Cannon served as President, Global Operations for Dell from February 2007 until his retirement in January 2009. Prior to joining Dell, Mr. Cannon was the President and Chief Executive Officer, and served on the Board of Directors, of Solectron Corporation, an electronic manufacturing services company, which he joined in January 2003. From July 1996 until joining Solectron, Mr. Cannon served as the President and Chief Executive Officer of Maxtor Corporation, a disk drive manufacturer. During this time, Mr. Cannon also served on Maxtor’s Board of Directors. He served on the Board of Directors of Seagate Technology, a disk drive manufacturer, which acquired Maxtor in May 2006, until February 2007 when he resigned. Mr. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School.

James E. Daley.  Mr. Daley has been an independent consultant since his retirement in July 2003 from Electronic Data Systems, or EDS, an information technology service company. Mr. Daley served as Executive Vice President and Chief Financial Officer of EDS from March 1999 to February 2003, and as its Executive Vice President of Client Solutions, Global Sales and Marketing from February 2003 to July 2003. From 1963 until his retirement in 1998, Mr. Daley was with Price Waterhouse, L.L.P., an accounting firm, where he served as Co-Chairman-Operations and Vice-Chairman-International from 1988 to 1998. Mr. Daley currently serves on the Board of Directors of The Guardian Life Insurance Company of America, a mutual insurance company. Mr. Daley holds a B.B.A. from Ohio University.

Charles M. Geschke.  Dr. Geschke was a founder of Adobe and has served as Adobe’s Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was Adobe’s Chief Operating Officer from December 1986 until July 1994 and Adobe’s President from April 1989 until his retirement in April 2000. Dr. Geschke holds a Ph.D. in Computer Science from Carnegie Mellon University.

Carol Mills. Ms. Mills has been an independent consultant since February 2006. Ms. Mills served as Executive Vice President and General Manager, Infrastructure Products Group, of Juniper Networks, Inc., a provider of networking and security solutions, from November 2004 until February 2006. Prior to joining Juniper Networks, Ms. Mills was an independent consultant from 2002 until November 2004. From July 1998 to 2002, Ms. Mills was the President and Chief Executive Officer of Acta Technology, Inc., a private data integration company that was acquired by Business Objects in late 2002. Prior to joining Acta, Ms. Mills held several executive positions at Hewlett-Packard Company, a computer and electronics company. Ms. Mills currently serves on the Board of Directors of Tekelec Corporation and Blue Coat Systems, Inc. Ms. Mills holds an M.B.A. from Harvard Business School and a B.A. in Economics from Smith College.

Daniel Rosensweig.  Mr. Rosensweig is currently President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc. Prior to joining RedOctane in March 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. Prior to joining the Quadrangle Group in August 2007, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., an Internet content and service provider, which he joined in April 2002. Prior to Yahoo!, Mr. Rosensweig was President of CNET Networks, Inc., an interactive media company, which he joined in October 2000. Mr. Rosensweig served 18 years with Ziff-Davis, an integrated media and marketing service company, including roles as President and Chief Executive Officer of its subsidiary ZDNet, from 1997 until 2000 when it was acquired by CNET. Mr. Rosensweig holds a B.A. in Political Science from Hobart College.

Robert Sedgewick.  Dr. Sedgewick has been a Professor of Computer Science at Princeton University since 1985, where he was the founding Chairman of the Department of Computer Science. He is the author of numerous research papers and a widely used series of textbooks on algorithms. Dr. Sedgewick holds a Ph.D. in Computer Science from Stanford University.

John E. Warnock.  Dr. Warnock was a founder of Adobe and has been its Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman with Charles M. Geschke. Dr. Warnock served as Adobe’s Chief Executive Officer from 1982 until December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as our Chief Technical Officer. Dr. Warnock currently serves as Chairman of the Board of Salon Media Group, Inc. Dr. Warnock holds a Ph.D. in Electrical Engineering from the University of Utah.

Karen O. Cottle.  Ms. Cottle joined Adobe in February 2002 as Senior Vice President, General Counsel and Secretary. Prior to joining Adobe, Ms. Cottle served as General Counsel for Vitria Technology, Inc., a service-oriented business application software company from February 2000 to February 2002. From 1996 to 1999, Ms. Cottle served as Vice President, General Counsel and Secretary of Raychem Corporation.

Mark Garrett. Mr. Garrett joined Adobe in February 2007 as Executive Vice President and Chief Financial Officer. Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation, a products, services and solutions provider for information management and storage, from June 2004 to January 2007, his most recent position since EMC’s acquisition of Documentum, Inc., an enterprise content management company, in December 2003. Mr. Garrett first joined Documentum as Executive Vice President and Chief Financial Officer in 1997, holding that position through October 1999 and then re-joining Documentum as Executive Vice President and Chief Financial Officer in 2002. Mr. Garrett is also a director of Informatica Corporation, a provider of enterprise data integration software and services.

Joshua G. James.  Mr. James joined Adobe as Senior Vice President and General Manager, Omniture Business Unit through Adobe’s acquisition of Omniture, Inc. in October 2009.  At Omniture, Mr. James served as Chief Executive Officer or President from 1996 to October 2009 and as a director from 1998 to October 2009.  Mr. James was one of the founders of Omniture.

Johnny Loiacono.  Mr. Loiacono joined Adobe in April 2006 as Senior Vice President of the Creative Solutions Business Unit.  Prior to joining Adobe, Mr. Loiacono served as Executive Vice President of software at Sun Microsystems, Inc., with responsibility for software technologies including the Solaris operating system, Java, Java Enterprise System suites, Java developer tools and Star Office.  Mr. Loiacono joined Sun Microsystems in 1987 and during his 19 year tenure he also served as General Manager of Sun Microsystems’s operating platform group, as well as Chief Marketing Officer.

Kevin Lynch.  Mr. Lynch currently serves as Adobe’s Chief Technology Officer and Senior Vice President of the Experience & Technology Organization.  Mr. Lynch joined Adobe as Chief Software Architect and Senior Vice President for Adobe’s Platform Business Unit through Adobe’s acquisition of Macromedia, Inc. in December 2005.  At Macromedia, Mr. Lynch served as Chief Software Architect and President of Product Development, where he led Macromedia in advancing Web software including managing the initial development of Macromedia Dreamweaver and guiding Flash to its current widespread adoption across the Web. Prior to Macromedia, Mr. Lynch participated in a variety of technical and management roles in startups including Frame Technology and General Magic.

Richard T. Rowley.  Mr. Rowley joined Adobe in November 2006 as Vice President, Corporate Controller and Principal Accounting Officer. Prior to joining Adobe, Mr. Rowley served as Vice President, Corporate Controller, Treasurer and Principal Accounting Officer at Synopsys, Inc., a semiconductor design software company, from December 2002 to September 2005 and from 1999 to December 2002, Mr. Rowley served as Vice President, Corporate Controller and Principal Accounting Officer. From 1994 to 1999, Mr. Rowley served in several finance-related positions at Synopsys. Mr. Rowley is a certified public accountant.

Rob Tarkoff.  Mr. Tarkoff currently serves as Adobe’s Senior Vice President of Business Productivity Solutions.  Mr. Tarkoff joined Adobe in April 2007 as Senior Vice President of Corporate Development.  Prior to joining Adobe, Mr. Tarkoff was Senior Vice President and General Manager of the Captiva Software Division and Senior Vice President of Business Development and Channels for the Software Group of EMC Corporation, a products, services and solutions provider for information management and storage, from December 2003 to April 2007.  Previously, Mr. Tarkoff was Executive Vice President and Chief Strategy Officer for Documentum, Inc., an enterprise content management company and Senior Vice President of Worldwide Business Development at Commerce One, a provider of business-to-business e-commerce solutions.

Matthew Thompson.  Mr. Thompson joined Adobe in January 2006 as Senior Vice President, Worldwide Field Operations. Prior to joining Adobe, Mr. Thompson served as Senior Vice President of Worldwide Sales at Borland Software Corporation, a software delivery optimization solutions provider, from October 2003 to December 2006. Prior to joining Borland, Mr. Thompson was Vice President of Worldwide Sales and Field Operations for Marimba, Inc., a provider of products and services for software change and configuration management, from February 2001 to January 2003. From July 2000 to January 2001, Mr. Thompson was Vice President of Worldwide Sales for Calico Commerce, Inc., a provider of eBusiness applications. Prior to joining Calico, Mr. Thompson spent six years at Cadence Design Systems, Inc., a provider of electronics design technologies. While at Cadence, from January 1998 to June 2000, Mr. Thompson served as Senior Vice President, Worldwide Sales and Field Operations and from April 1994 to January 1998 as Vice President, Worldwide Professional Services.